EXHIBIT 99.B

CERTIFICATE OF INCUMBENCY

I, Ahmad Mohammed F Q Al-Khanji, Chief of Legal and General Counsel, of Qatar Investment Authority, established by Emiri Decision No 22 in 2005, with its registered office at, Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar, do hereby confirm that Andrew Watkins is the duly appointed Associate General Counsel, Compliance, an officer of the Qatar Investment Authority, and as such, is authorized to sign regulatory filings on behalf of the Qatar Investment Authority.

/s/	Ahmad Mohammed F Q Al-Khanji
Name:	Ahmad Mohammed F Q Al-Khanji
Title:	Chief of Legal and General Counsel

Dated: February 02, 2022